UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 5, 2020

This Report on Form 6-K shall be incorporated by reference in our Automatic Shelf Registration Statement on Form F-3 as amended (File No. 333-230651) and our Registration Statement on Form S-8 as amended (File No. 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission file number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes: ☐ No: ☒

Enclosures: Unaudited condensed consolidated financial statements as of March 31, 2020 and 2019 and for each of the three-month periods ended March 31, 2020 and 2019, prepared in accordance with IFRS, and related management’s discussion.

Condensed Financial statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the quarter ended 31 March 2020

•COVID-19 impact to production limited due to early management intervention and portfolio diversification at 11,000oz in Q1 2020
•Production of 716,000oz in Q1 2020, supported by strong performances from Kibali, Geita and Iduapriem
•Profit before taxation up 182% year-on-year from $82m in Q1 2019 to $231m in Q1 2020
•Adjusted EBITDA up 51% year-on-year from $288m in Q1 2019 to $434m in Q1 2020
•Total borrowings up 65% year-on-year from $2,201m in Q1 2019 to $3,624m in Q1 2020
•Adjusted net debt down 10% year-on-year from $1.78bn in Q1 2019 to $1.6bn in Q1 2020
•Adjusted net debt to Adjusted EBITDA ratio improved to 0.93 times at 31 March 2020 (for purposes of our RCF financial maintenance covenants)
•Liquidity of $2bn at 31 March 2020; Settled $700m principal and final coupon on 10-year bond and secured $1bn standby facility in April 2020
•AngloGold Ashanti involved in important humanitarian efforts in the fight against the COVID-19 pandemic
•Sale processes for South African portfolio and Sadiola making steady progress; Decision taken to retain Cerro Vanguardia
•Regrettably, four fatalities during Q1 2020; All-injury frequency rate (AIFR) improved 35% year-on-year from 4.22 injuries per million hours worked in Q1 2019 to 2.75 injuries per million hours worked in Q1 2020

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2020	2019	2019
		US Dollar / Imperial
Operating review
Continuing and discontinued operations
Gold
Produced - Total	- oz (000)	716	752	3,281
Produced from continuing operations *	- oz (000)	630	661	2,862
Produced from discontinued operations	- oz (000)	86	91	419

Sold - Total	- oz (000)	742	746	3,268
Sold from continuing operations *	- oz (000)	651	655	2,854
Sold from discontinued operations	- oz (000)	91	91	414

Financial review
Continuing operations
Gold income	- $m	882	726	3,439
Cost of sales	- $m	636	594	2,626
Total cash costs	- $m	455	455	1,981
Gross profit	- $m	256	156	904

Price received per ounce **	- $/oz	1,584	1,303	1,394
Cost of sales - Subsidiaries	- $m	636	594	2,626
Cost of sales - Joint Ventures	- $m	76	111	428
All-in sustaining costs per ounce - Subsidiaries **	- $/oz	1,063	1,027	1,017
All-in sustaining costs per ounce - Joint Ventures **	- $/oz	763	770	767
All-in costs per ounce - Subsidiaries **	- $/oz	1,296	1,147	1,218
All-in costs per ounce - Joint Ventures **	- $/oz	704	760	785
Total cash costs per ounce - Subsidiaries **	- $/oz	806	777	763
Total cash costs per ounce - Joint Ventures **	- $/oz	583	663	657

Profit before taxation	- $m	231	82	619
Adjusted EBITDA **	- $m	434	288	1,580
Total borrowings	- $m	3,624	2,201	2,204
Adjusted net debt **	- $m	1,606	1,776	1,581

Continuing and discontinued operations
Profit (loss) attributable to equity shareholders	- $m	169	49	(12)
	- cents/share	40	12	(3)
Headline earnings	- $m	143	48	379
	- cents/share	34	12	91
Net cash inflow from operating activities	- $m	219	67	1,047
Capital expenditure	- $m	199	141	814

* Including pre-production ounces at Obuasi.		$ represents US Dollar, unless otherwise stated.
** Refer to "Non-GAAP disclosure" for definition.	Rounding of figures may result in computational discrepancies.
Following the announcement of the South Africa assets sale, the South African operations are classified as an asset held for sale and recorded as a discontinued operation in the Condensed Consolidated Financial Statements for the quarter ended 31 March 2020. Refer to “Condensed Consolidated Financial Statements for the quarter ended 31 March 2020—Note 8—Discontinued operations and assets and liabilities held for sale” for further details. The discussion of operating and financial results on this page and in this Financial and Operating Report relates to the Company's continuing operations (unless the context indicates otherwise).

March 2020 Published : 5 June 2020
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Operations at a glance
for the quarter ended 31 March 2020
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs per ounce[1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	360	7	(365)	(5)	211	133
DRC
Kibali - Attr. 45% [4]	91	(3)	(76)	(11)	64	33	763	8	583	1
Ghana
Iduapriem	67	5	(75)	34	33	6	864	10	689	(1)
Obuasi [5]	19	—	—	(100)	—	4	—	—	—	—
Guinea
Siguiri - Attr. 85%	48	(2)	(63)	(4)	8	3	1,334	15	1,183	10
Mali
Morila - Attr. 40% [4]	—	(100)	—	(100)	—	—	—	(100)	—	(100)
Sadiola - Attr. 41% [4]	—	(100)	—	(100)	—	(3)	—	(100)	—	(100)
Tanzania
Geita	135	24	(140)	3	104	88	823	(27)	657	(30)
Non-controlling interests, exploration and other			(11)	(13)	2	2

AUSTRALIA	130	(18)	(161)	7	49	(4)	1,184	29	923	34
Sunrise Dam	57	(20)	(74)	(3)	18	(3)	1,336	26	1,026	20
Tropicana - Attr. 70%	73	(15)	(80)	14	39	1	974	34	753	39
Exploration and other			(7)	45	(8)	(2)

AMERICAS	140	(15)	(194)	13	59	3	1,157	20	829	15
Argentina
Cerro Vanguardia - Attr. 92.50%	45	(13)	(62)	23	25	5	1,005	22	754	11
Brazil
AngloGold Ashanti Mineração	77	(11)	(101)	12	33	9	1,170	17	834	14
Serra Grande	18	(31)	(26)	(1)	6	—	1,447	31	993	35
Non-controlling interests, exploration and other			(5)	(8)	(5)	(11)

OTHER	—	—	8	(146)	1	(2)

Equity-accounted investments included above			76	(31)	(64)	(30)

Continuing operations	630	(5)	(636)	7	256	100

SOUTH AFRICA
Mponeng	49	(6)	(55)	(18)	26	23	1,257	(4)	1,087	1
Total Surface Operations	37	(5)	(46)	4	(17)	(24)	1,175	12	1,137	15
Other			—	(100)	—	1

Discontinued operations	86	(5)	(101)	(10)	9	—	1,227	2	1,107	7

Total continuing and discontinued operations	716	(5)	(737)	4	265	100

[1] Refer to note D under “Non-GAAP disclosure” for definition.
[2] Refer to note D under “Non-GAAP disclosure” for definition.
[3] Variance March 2020 quarter on March 2019 quarter - increase (decrease).
[4] Equity-accounted joint ventures.
[5] Pre-production ounces.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Financial and Operating Report
for the three months ended 31 March 2020

FIRST QUARTER REVIEW

AngloGold Ashanti recorded a solid operational and financial start to 2020. In February, the Company announced that the year ahead would be an important transitional year for the business, with investments in our ore bodies to improve operating flexibility and further increase reserves; progressing the redevelopment of the Obuasi Gold Mine; completing the announced sales of our Sadiola mine and our South African portfolio; continuing the reduction of debt; and progressing the feasibility studies for the future development of our Colombian projects. Good progress was made in each strategic area of focus despite the rapid spread of COVID-19 across the world during the quarter.

The Company prioritised protection of employees, communities and assets, along with support for government measures to help fight the pandemic. The geographically diverse portfolio, comprising 14 operating assets across nine countries, provided a measure of protection against disruptions caused by COVID-19, and the measures employed by governments to slow its spread. In order to further assist with business continuity, inventories of critical items were built across all sites to an average of four months and ore stockpiles were built to improve operating flexibility.

Comparison of cost of sales

The following table presents cost of sales from continuing operations for the AngloGold Ashanti group for the quarter ended 31 March 2020, the quarter ended 31 March 2019 and the year ended 31 December 2019:

Cost of sales from continuing operations	Quarter	Quarter	Year
	ended	ended	ended
	March	March	Dec
US Dollar million	2020	2019	2019
Cost of sales	636	594	2,626
Inventory change	(16)	3	(5)
Amortisation of tangible assets	(123)	(117)	(538)
Amortisation of right of use assets	(11)	(10)	(42)
Amortisation of intangible assets	(1)	(1)	(3)
Retrenchment costs	(1)	(1)	(4)
Rehabilitation and other non-cash costs	(29)	(13)	(53)
Total cash costs	455	455	1,981
Royalties	(37)	(27)	(137)
Other cash costs	(3)	(3)	(13)
Cash operating costs	415	425	1,831

Comparison of operating performance in Q1 2020 with Q1 2019

Production from continuing operations for the first three months of 2020 was 630,000oz, compared to 661,000oz for the first three months of 2019. Production from discontinued operations for the first three months of 2020 was 86,000oz, compared to 91,000oz for the first three months of 2019. AngloGold Ashanti delivered a solid performance, despite the temporary COVID-19 related stoppages at Serra Grande in Brazil, Cerro Vanguardia in Argentina and the South African operations, which together impacted production by 11,000oz. Strong performances were delivered by Kibali, Geita and Iduapriem. Production is measured as ounces of refined gold in saleable form derived from the mining process.

Comparison of financial performance in Q1 2020 with Q1 2019

Revenue from product sales

Revenue from product sales increased by $160m to $905m in the three months ended 31 March 2020 from $745m in the corresponding period of 2019, representing a 21% increase year-on-year. The increase was due to a $281/oz, or 22% increase, in the gold price received per ounce from $1,303/oz for the three months ended 31 March 2019 to $1,584/oz for the corresponding period in 2020. The increase in revenue from product sales was partially offset by a decrease in production in Australia and the Americas.

Cost of sales

Cost of sales increased by $42m, or 7%, from $594m in the three months ended 31 March 2019 to $636m in the three months ended 31 March 2020. The increase was primarily due to a $19m inventory change and a $16m increase in rehabilitation and other non-cash costs compared to the same period last year. The increase in rehabilitation and other non-cash costs was primarily due to changes to cash flows and inflation and discount rates used in calculating rehabilitation and other non-cash costs compared to the same period in 2019.

Total cash costs

Total cash costs remained unchanged at $455m in the first quarter of 2020 when compared to the first quarter of 2019. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, timber, reagents, fuel, power, water and contractors’ costs), royalties and other cash costs.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Cash operating costs decreased from $425m in the first quarter of 2019 to $415m in the first quarter of 2020, which represents a $10m, or 2%, decrease. The decrease was primarily due to favourable gold in process and ore stockpile movements, lower service and other costs compared to the same period last year, partly offset by higher labour and contractor costs and higher costs for engineering services and other materials.

Royalty costs, which are generally calculated as a percentage of revenue, increased from $27m in the first quarter of 2019 to $37m in the first quarter of 2020, which represents a $10m, or 37% increase, primarily due to an increase in royalty costs at Geita of $5m, Iduapriem of $3m and Cerro Vanguardia of $2m. The increase in royalties is due to an increase in the gold price received compared to the same period last year.

Retrenchment costs

Retrenchments costs remained unchanged at $1m in the first quarter of 2020 when compared to the first quarter of 2019.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs increased by $16m, or 123%, from $13m in the three months ended 31 March 2019 to $29m in the three months ended 31 March 2020. This increase was primarily due to changes to cash flows and inflation and discount rates used in calculating rehabilitation and other non-cash costs compared to the same period in 2019.

Amortisation

Amortisation of tangible, intangible and right of use assets increased by $7m, or 5%, from $128m in the three months ended 31 March 2019 to $135m in the three months ended 31 March 2020.

Amortisation of tangible assets increased by $6m, or 5%, from $117m in the three months ended 31 March 2019 to $123m in the three months ended 31 March 2020, mainly due to higher production and deferred stripping amortisation at Iduapriem partially offset by lower production and exchange rate impacts at Tropicana.

Amortisation relating to right of use assets, as recognised in accordance with IFRS 16 Leases, increased by $1m, or 10%, from $10m in the three months ended 31 March 2019 to $11m in the three months ended 31 March 2020.

Amortisation of intangible assets remained unchanged at $1m in the first quarter of 2020 when compared to the first quarter of 2019.

Inventory change

There was a $19m inventory change from a credit of $3m in the three months ended 31 March 2019 to a charge of $16m in the three months ended 31 March 2020.

(Loss) gain on non-hedge derivatives and other commodity contracts

Loss on non-hedge derivatives and other commodity contracts increased by $18m from a profit of $5m for the three months ended 31 March 2019 to a loss of $13m for the three months ended 31 March 2020. The loss is mainly due to realised and unrealised losses on gold and oil derivative contracts.

Other expenses

Other expenses increased by $3m, or 18%, from $17m in the three months ended 31 March 2019 to $20m in the three months ended 31 March 2020. The increase was largely due to an increase in other indirect taxes in Argentina compared to the same period last year, partially offset by an insurance claim refund resulting from the Newmont litigation.

Foreign exchange gains (losses)

Gains from foreign exchange movements increased by $21m from a loss of $2m for the three months ended 31 March 2019 to a gain of $19m for the three months ended 31 March 2020, mainly related to South America and Obuasi.

Finance costs and unwinding of obligations

Finance costs decreased by $3m, or 8%, from $36m in the three months ended 31 March 2019 to $33m in the three months ended 31 March 2020, mainly due to interest capitalised related to the Obuasi redevelopment project of $4m, partially offset by an increase in bank interest of $1m at AngloGold Ashanti Holdings plc. Unwinding of obligations of $10m was recorded in the three months ended 31 March 2020 compared with $8m in the three months ended 31 March 2019.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit increased by $24m from $34m in the three months ended 31 March 2019 to $58m in the three months ended 31 March 2020, representing a 71% increase. The increase was mainly due to an increase in earnings from Kibali as the result of an increase in the gold price received.

Profit before taxation

Profit before taxation increased by $149m from a profit of $82m in the three months ended 31 March 2019 to a profit of $231m in the three months ended 31 March 2020, representing an increase of 182%. The increase was mainly due to an increase in revenue from product sales and share of associates and joint ventures’ profit, partially offset by an increase in cost of sales.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Taxation

Taxation expense increased by $67m from an expense of $28m in the three months ended 31 March 2019 to an expense of $95m in the three months ended 31 March 2020, which represents a 239% increase. The increase was mainly attributable to higher current tax due to increased revenue and higher deferred tax mainly due to foreign exchange translation on non-monetary items in Brazil. Higher current tax in both Ghana and Geita due to higher earnings and an increase in withholding tax due to a dividend received from Geita in the first quarter of 2020 (no dividend was paid in the same period last year) also contributed to the increase. The increase was partly offset by lower tax in Australia due to higher cash costs and in Guinea due to adjustments to tax losses claimable during the five year tax holiday.

Profit attributable to equity shareholders

Net profit attributable to equity shareholders, from continuing operations, increased by $81m from a profit of $53m in the three months ended 31 March 2019 to a profit of $134m in the three months ended 31 March 2020, representing an increase of 153%. The increase was mainly due to the $160m increase in revenue from product sales, the $21m increase in gains from foreign exchange movements and the $24m increase in the share of associates and joint ventures' profit. The increase was partially offset by the $67m increase in taxation expense, the $42m increase in cost of sales and the $18m increase in the loss on non-hedge derivatives and other commodity contracts.

Discontinued operations

A profit from discontinued operations of $35m was recorded for the three months ended 31 March 2020, compared to a loss of $4m in the three months ended 31 March 2019, which represents a $39m increase. The South African operations have been accounted for as discontinued operations. Refer to “Condensed Consolidated Financial Statements for the quarter ended 31 March 2020—Note 8—Discontinued operations and assets and liabilities held for sale” for further details.

Comparison of cash flows in Q1 2020 with Q1 2019

Cash flow was strong in the first quarter of 2020, driven by the rising gold price.

Cash flows from operating activities from continuing operations

Cash flows from operating activities from continuing operations was up by $115m, or 195%, to a net inflow of $174m in the first quarter of 2020, from a net inflow of $59m in the same period last year. The increase in cash flows generated by operations compared to the same period last year was mainly due to an increase in revenue from gold sales as a result of an increase in the gold price received and an increase in dividends received from joint ventures, partially offset by an increase in production costs.

Dividends received from joint ventures was up by $10m, or 67%, to $25m in the first quarter of 2020, from $15m in the same period last year, due to a quarterly dividend of $25m received from Kibali (Jersey) Limited at the end of March. The Company’s attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC) amounted to $252m at the end of March 2020. Barrick Gold Corporation (Barrick), the operator of the Kibali gold mine, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Net cash outflow from operating working capital items (movements in working capital) amounted to $137m in the first quarter of 2020, compared with an outflow of $146m in the first quarter of 2019, representing a decrease of $9m, or 6%. Working capital movements were impacted by VAT which continues to be locked up at Geita and export duties at Cerro Vanguardia.

Cash flows from investing activities from continuing operations

Cash flows from investing activities from continuing operations amounted to a net outflow of $165m in the first quarter of 2020, which is $47m, or 40%, higher than a net outflow of $118m in the same period last year. The increase was mainly due to higher capital expenditure compared to the same period last year.

Cash flows from financing activities from continuing operations

Cash flows from financing activities from continuing operations amounted to a net inflow of $1,388m in the first quarter of 2020, which is a change of $1,390m from a net outflow of $2m in the first quarter of 2019.

Proceeds from borrowings increased by $1,444m from $82m in the first quarter of 2019 to $1,526m in the first quarter of 2020. This increase included drawdowns on the $1.4bn Multi-currency RCF of $1,383m ($1,350m by AngloGold Ashanti Holdings plc and $33m by AngloGold Ashanti Australia Limited), a drawdown of $87m on the R2.5bn South African RCF, offset by a comparative decrease in proceeds from borrowings of $10m on the R500m RMB corporate overnight facility and $16m on the $150m Geita RCF.

Cash outflows from repayment of borrowings increased by $19m from $43m during the first quarter of 2019 to $62m during the first quarter of 2020. This increase included the repayment of $17m on the $1.4bn Multi-currency RCF, $3m on the R500m RMB corporate overnight facility, partially offset by other small repayments of $1m not repeated in 2020.

Finance costs paid decreased by $6m from $33m in the first quarter of 2019 to $27m in the first quarter of 2020. The decrease was due to decreased finance costs of $4m related to AngloGold Ashanti Holdings plc, of $1m related to the $150m Geita RCF and of $1m related to the Australia gas pipeline lease.

In the first quarter of 2020, the Company declared and paid a dividend of $38m to its shareholders, compared to a dividend of $27m declared in the first quarter of 2019. However, the dividend declared in the first quarter of 2019 was paid in the second quarter of 2019.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Liquidity

Profit before taxation increased by $149m, or 182%, from $82m in the first quarter of 2019 to $231m in the first quarter of 2020. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) increased by $146m, or 51%, to $434m in the first quarter of 2020, from $288m in the first quarter of 2019.

Total borrowings increased by $1,423m, or 65%, from $2,201m at 31 March 2019 to $3,624m at 31 March 2020. Adjusted net debt decreased by $0.18bn, or 10%, to $1.6bn at 31 March 2020, from $1.78bn at the same time last year. At 31 March 2020, the group had a cash position (cash and cash equivalents) of $1.9bn after fully drawing on the $1.4bn Multi-currency RCF, whilst R1.55bn remained available on the R4bn South African facilities. On 15 April 2020, subsequent to the end of the first quarter, AngloGold Ashanti repaid the principal and final coupon of the $700m 10-year bond, which was issued in April 2010. The group is in a strong cash position, and to further bolster available liquidity following the repayment of the 2010 bond, secured additional credit facilities in April 2020 by signing a new standby credit facility of $1bn with a term of 364 days that can be extended for a further six months with the participating syndicated banks’ consent.

The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing). Both the calculation of Adjusted net debt and Adjusted EBITDA to test compliance with the financial maintenance covenants included in the group’s revolving credit facility agreements is based on the formulae included in those agreements. For purposes of those financial maintenance covenants, the ratio of Adjusted net debt to Adjusted EBITDA (as such terms are defined in the revolving credit facility agreements) should not exceed 3.5 times. The revolving credit facilities also permit the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facilities. The ratio of Adjusted net debt to Adjusted EBITDA at 31 March 2020 was 0.93 times compared with 1.00 times as at 31 December 2019.

Capital expenditure

Capital expenditure for continuing and discontinued operations (including equity-accounted investments) increased by 41% year-on-year to $199m in the first quarter of 2020, compared to $141m in the first quarter of 2019. This increase was largely due to an increase in growth capital expenditure at Obuasi, where $53m was spent in the first quarter of 2020 on the redevelopment of the project, as well as a capital expenditure of $25m on advancing the feasibility study relating to the Quebradona project. Total sustaining capital expenditure increased by $5m, or 5%, to $109m in the first quarter of 2020, compared to $104m in the first quarter of 2019. The strategy of improving operating flexibility through investment in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next two to three years, remains intact.

COVID-19

The World Health Organization declared the COVID-19 outbreak a pandemic on 11 March 2020. The accelerating spread of the COVID-19 virus and the extraordinary steps taken by governments across the world to slow it down, have caused significant disruption to normal operating conditions for businesses across the world.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Comprehensive measures have been taken to help protect the well-being of our employees and communities.

Inventories of critical spares have been built to cover between three and six months of operations, depending on a number of factors including the resilience of the supply chains in each jurisdiction, lead times for specific items and available storage capacity. Those stocks are now at an average of four months across the portfolio. We remain in close contact with our suppliers, many of which are maintaining inventories in the respective regions for critical items.

We have also identified contingency plans to counter potential disruptions across a wide range of activities in connection with the ongoing COVID-19 outbreak and are building ore stockpiles to provide additional operating flexibility where possible.

We have further worked with our associate partners of Rand Refinery (Pty) Limited in Johannesburg to ensure inbound transport of gold doré from our African operations through accredited private charters when commercial airlines have suspended operations. The transport of refined gold from Johannesburg to clients and bullion banks abroad has been ensured by the same means, achieving refining and sale of our product despite challenges caused by border closures.

The impact from COVID-19 in the first quarter of 2020 to production from continuing and discontinued operations was 11,000oz.

Temporary suspensions that were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia in Argentina and at the South African operations have since been lifted, other than the Mponeng mine. Serra Grande is back to operating at normal levels and Cerro Vanguardia is processing stockpiles and operating at near-planned production rates. In South Africa, surface processing operations were cleared to restart on 6 April 2020. The Mponeng underground mine started its ramp-up on 15 April 2020 and production resumed on 4 May 2020 following safe start-up and screening procedures.

On 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitize the workplace and key infrastructure. The Mponeng mine restarted operations on 1 June 2020 and ramped up to 50% production capacity by the 4th of June 2020.

All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine which is operating at 50% capacity, in line with current government regulations.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Summary of Q1 2020 versus Q1 2019 operating and cost variations:

Particulars	Q1 2020	Q1 2019	% Variance Q1 2020 vs Q1 2019
Operating review
Gold production from continuing operations (kozs)	630	661	(5)
Gold production from discontinued operations (kozs)	86	91	(5)
Gold production from continuing and discontinued operations (kozs)	716	752	(5)

Financial review
Continuing operations
Gold income ($m)	882	726	21
Gold price received per ounce ($/oz) (3)	1,584	1,303	22
Corporate & marketing costs ($m) (1)	16	20	(20)
Exploration & evaluation costs ($m)	27	25	8

Cost of sales - Subsidiaries ($m)	636	594	7
Cost of sales - Joint Ventures ($m)	76	111	(32)
All-in sustaining costs per ounce - Subsidiaries ($/oz) (2) (3)	1,063	1,027	4
All-in sustaining costs per ounce - Joint Ventures ($/oz) (2) (3)	763	770	(1)
All-in costs per ounce - Subsidiaries ($/oz) (2) (3)	1,296	1,147	13
All-in costs per ounce - Joint Ventures ($/oz) (2) (3)	704	760	(7)
Total cash costs per ounce - Subsidiaries ($/oz) (3)	806	777	4
Total cash costs per ounce - Joint Ventures ($/oz) (3)	583	663	(12)

Profit before taxation ($m)	231	82	182
Adjusted EBITDA ($m) (3)	434	288	51

Continuing and discontinued operations
Capital expenditure ($m)	199	141	41

(1) Includes administration and other expenses.
(2) World Gold Council standard.
(3) Refer to “Non-GAAP disclosure” for definition.

SAFETY UPDATE

Regrettably, there were four fatalities in the first quarter of 2020 which occurred in two separate safety incidents in March at the Mponeng mine. The first incident occurred on 5 March 2020 when three of our colleagues were fatally injured by a fall of ground, caused by a large seismic incident roughly 3.6km below surface. The second took place on 16 March 2020 in a tragic accident during an underground horizontal transport incident, which fatally injured one employee. Subsequent to the quarter end, an employee of Covalent Water, a wholly owned subsidiary in South Africa, passed away as a result of injuries sustained in an electricity-related incident.

The All-injury frequency rate (AIFR) for the group has improved by 2% to 2.75 injuries per million hours worked in the first quarter of 2020, compared to 2.80 injuries per million hours worked in the fourth quarter of 2019. AIFR for the first quarter in 2019 was 4.22 injuries per million hours worked. Our safe production strategy has yielded improvements overall, with 22 consecutive months having passed without a fatality across any of our operations before the tragic incidents during the first quarter of 2020. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

AngloGold Ashanti recognises that all our stakeholders have a direct and material interest in the way in which we, as a business, prepare for and respond to the impact of the COVID-19 pandemic on our operations, our communities and the regions and countries in which we operate. We are guided by our values and aim to protect the health of our employees and host communities, while working to ensure business continuity.

OPERATING HIGHLIGHTS

Continuing operations

In the Continental Africa region, subsidiaries produced 250,000oz (excluding pre-production ounces) at a cost of sales of $289m and a total cash cost per ounce of $765/oz for the quarter ended 31 March 2020, compared to 223,000oz (excluding pre-production ounces) at a cost of sales of $275m and a total cash cost per ounce of $900/oz for the quarter ended 31 March 2019. Joint ventures produced 91,000oz at a cost of sales of $76m and a total cash cost per ounce of $583/oz for the quarter ended 31 March 2020, compared to 115,000oz at a cost of sales of $111m and a total cash cost per ounce of $663/oz for the quarter ended 31 March 2019.

In Tanzania, Geita delivered another strong performance, increasing production by 24% year-on-year to 135,000oz at a cost of sales of $140m and a total cash cost per ounce of $657/oz for the quarter ended 31 March 2020, compared to 109,000oz at a cost of sales of $136m and a total cash cost per ounce of $939/oz for the quarter ended 31 March 2019. The production performance was boosted by a 35% year-on-year increase in tonnes milled mainly as a result of downtime at the ball mill for planned maintenance in the first quarter of 2019. Consistent blend feed resulted in higher recoveries in the first quarter of 2020 compared to the same period in 2019. Cost of sales increased as a result of higher deferred stripping amortisation relating to tangible assets and unfavourable movements in gold inventory, partly offset by lower cash operating costs compared to the same period last year. Total cash cost per ounce benefitted from higher production volumes,
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com improved mining rates and an increase in the ore stockpile movement compared to the same period last year. These were partly offset by higher royalty costs and lower recovered grades in the first quarter of 2020 compared to the same quarter last year.

In Ghana, Iduapriem’s production increased by 5% year-on-year to 67,000oz at a cost of sales of $75m and a total cash cost per ounce of $689/oz for the quarter ended 31 March 2020, compared to 64,000oz at a cost of sales of $56m and a total cash cost per ounce of $693/oz for the quarter ended 31 March 2019. Production increased as a result of a 5% increase in grade due to mining higher grade ore from Blocks 7 and 8 in the Teberebie pit, as per the mining plan. Cost of sales increased as a result of higher deferred stripping amortisation and higher rehabilitation and other non-cash costs compared to the same period last year. Total cash costs per ounce decreased in line with increased production volumes, partly offset by higher mining costs and royalties paid during the first quarter of 2020 compared to the same period last year.

In Guinea, Siguiri produced 48,000oz at a cost of sales of $74m and a total cash cost per ounce of $1,183/oz for the quarter ended 31 March 2020, compared to 49,000oz at a cost of sales of $78m and a total cash cost per ounce of $1,078/oz for the quarter ended 31 March 2019. The mine saw an increase in tonnes treated during the first quarter of 2020, reflecting the added hard rock processing capacity that came on stream at the end of the first quarter of 2019. Recovered grades were 18% lower when compared to the same period last year. This is attributable to the type of ore blend fed to the Carbon-in-Leach (CIL) Combination Plant which resulted in high washed residues and increasing solution tail values. Cost of sales decreased mainly as a result of favourable inventory movements as more ore tonnes were mined to the stockpile in the first quarter of 2020, partly offset by higher total cash costs and marginally higher amortisation relating to tangible assets compared to the same period last year. Total cash costs per ounce increased mainly due to higher processing costs and other costs attributable to the operational challenges that were experienced at the mine compared to the same quarter of 2019.

In the DRC, Kibali produced 91,000oz at a cost of sales of $76m and a total cash cost per ounce of $583/oz for the quarter ended 31 March 2020, compared to 93,000oz at a cost of sales of $86m and a total cash cost per ounce of $575/oz for the quarter ended 31 March 2019. Production was lower year-on-year as a result of a planned reduction in plant throughput and the processing of lower grade material from the Sessenge and KCD pits in the first quarter of 2020 compared to the same period last year. Cost of sales decreased mainly as a result of a decrease in amortisation compared to the same period last year. Total cash costs per ounce increased due to lower production and higher stockpile utilisation compared to the same period in the prior year. The higher hydropower mix achieved during the first quarter of 2020 delivered benefits in lower power cost compared to the same period last year.

In Mali, at Morila, the mine continues to reprocess tailings material according to plan with the objective of concluding re-processing by the end of 2020. At Sadiola, which is currently in limited operations, the mine continues its stockpile treatment plan.

The Americas region produced 140,000oz at a cost of sales of $194m and a total cash cost per ounce of $829/oz for the quarter ended 31 March 2020, compared to 165,000oz at a cost of sales of $171m and a total cash cost per ounce of $719/oz in the quarter ended 31 March 2019. Cost of sales increased as a result of unfavourable movements in gold inventory and an increase in royalties compared to the same period last year. Total cash costs per ounce were higher reflecting lower production and cost escalations across the region in the first quarter of 2020 compared to the same period last year. Production for the region was adversely impacted by lower grades, geotechnical issues in the underground areas in Brazil, unexpected heavy rainfalls and the effects of the COVID-19 pandemic, including the temporary suspension of mining activities at Serra Grande and Cerro Vanguardia, in the first quarter of 2020 compared to the same period last year.

In Brazil, at AngloGold Ashanti Mineração, production was 77,000oz at a cost of sales of $101m and a total cash cost per ounce of $834/oz for the quarter ended 31 March 2020, compared to 86,000oz at a cost of sales of $90m and a total cash cost per ounce of $733/oz for the same period last year. Production was lower due to the impact of model changes affecting the access to the high grade orebody at Cuiabá as well as the unexpectedly long and heavy rain season which affected output from the open pit mine at the Córrego do Sítio (CdS) complex in the first quarter of 2020 compared to the same period last year. At Cuiabá, the mine introduced a new underground support standard and revised mining sequence to address the deteriorating ground conditions which were previously flagged in 2019. Longer and heavier than normal rains, which extended from October 2019 to March 2020, were the strongest rainfalls experienced in the State of Minas Gerais in the last 110 years. The underground section was impacted by geotechnical issues, reworks which delayed blasts, low utilisation of equipment due to absenteeism caused by COVID-19 and a shutdown of the autoclave for unplanned maintenance. Cost of sales increased as a result of unfavourable movements in gold inventory and an increase in rehabilitation and other non-cash costs compared to the same period last year. Total cash costs per ounce increased as a result of a decrease in production compared to the same period last year.

Serra Grande produced 18,000oz at a cost of sales of $26m and a total cash cost per ounce of $993/oz for the first quarter of 2020, compared to 26,000oz at a cost of sales of $26m and a total cash cost per ounce of $736/oz in the same quarter last year, due to lower grades. Ramp-up of production began on 5 April 2020, following the suspension of operations which took effect on 27 March 2020 as a result of measures taken by the State of Goiás to limit the spread of COVID-19. Total cash costs per ounce were higher year-on-year in the first quarter of 2020 as a consequence of lower production, partially offset by a favourable movement in the exchange rate of the Brazilian Real against the US Dollar compared to the same period last year.

In Argentina, Cerro Vanguardia's production decreased by 13% to 45,000oz at a cost of sales of $67m and a total cash cost per ounce of $754/oz for the first quarter of 2020, compared to 52,000oz at a cost of sales of $55m and a total cash cost per ounce of $677/oz for the first quarter of 2019. Production was mainly impacted by planned lower grades according to the current life of mine plan and by the effects of the COVID-19 pandemic. Following the suspension of operations which took effect on 21 March 2020 as a result of the Argentinean government’s measures in response to the COVID-19 pandemic, Cerro Vanguardia restarted milling operations on 6 April 2020. Cost of sales increased as a result of unfavourable movements in gold inventory and an increase in rehabilitation and other non-cash costs compared to the same period last year. Total cash costs per ounce increased year-on-year in the first quarter of 2020 mainly due to salary increases, higher energy consumption and higher costs for maintenance services, explosives and other materials and spare parts compared to the same period last year. This increase was partially offset by a weaker exchange rate of the Argentinean Peso against the US Dollar, higher by-product income derived from higher volumes sold as well as higher average silver price. Lower heap leach costs and favourable stockpile movements due to higher tonnes mined also had a positive impact on total cash costs per ounce.

The Australia region produced 130,000oz at a cost of sales of $161m and a total cash cost per ounce of $923/oz for the first quarter of 2020, compared to 158,000oz at a cost of sales of $151m and a total cash cost per ounce of $687/oz in the first quarter of 2019.

Production at Sunrise Dam was 57,000oz at a cost of sales of $74m and a total cash cost per ounce of $1,026/oz for the first quarter of 2020, compared to 72,000oz at a cost of sales of $76m and a total cash cost per ounce of $854/oz for the first quarter of 2019. The lower
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com head grade in the first quarter of 2020, which was in line with the mine plan, impacted production negatively. This was however, partially offset by a 3% increase in mill throughput. Stoping flexibility continues to improve and underground exploration drilling was ahead of forecast for the first quarter of 2020. A key focus for Sunrise Dam is to deliver the development and drilling needed to grow its Ore Reserves and, at the end of the first quarter of 2020, exploration drilling was on track. Cost of sales decreased as a result of a weaker exchange rate of the Australian Dollar against the US Dollar compared to the same period last year. Total cash costs per ounce increased as a result of a decrease in production compared to the same period last year.

Tropicana produced 73,000oz at a cost of sales of $80m and a total cash cost per ounce of $753/oz for the first quarter of 2020, compared to 86,000oz at a cost of sales of $70m and a total cash cost per ounce of $541/oz for the first quarter of 2019. The planned 15% drop in production followed the completion of grade streaming in 2019 and reflected a 16% drop in the mill feed grade to 1.52 g/t, which was partly offset by minor increases in mill throughput. In line with the mine plan, ore mined from the Havana South, Boston Shaker and Havana 02 pits was supplemented by stockpile drawdowns to fill the mill as waste mining was carried out as part of the Havana Stage 1 cutback. The Boston Shaker underground mine remains on track to begin production in the second half of 2020 with key underground infrastructure progressing to schedule. Cost of sales increased primarily as a result of an increase in other service costs and unfavourable movements in gold inventory partially offset by a decrease in amortisation and a weaker exchange rate of the Australian Dollar against the US Dollar compared to the same period last year. Total cash costs per ounce increased as a result of unfavourable inventory movements, higher mining costs per tonne and a decrease in production compared to the same period last year.

During the first quarter of 2020 Tropicana gold production reached the 3-million-ounce milestone, just seven years after the mine poured first gold. When construction of the mine was approved Ore Reserves (at 100%) totalled 3.3Moz and since then the operation has averaged production of approximately 470,000oz per annum.

Discontinued operations

The South African region produced 86,000oz at a cost of sales of $101m and a total cash cost per ounce of $1,107/oz for the quarter ended 31 March 2020, compared to 91,000oz at a cost of sales of $112m and a total cash cost per ounce of $1,036/oz for the quarter ended 31 March 2019.

Mponeng produced 49,000oz at a cost of sales of $55m and a total cash cost per ounce of $1,087/oz in the first quarter of 2020, compared to 53,000oz at a cost of sales of $67m and a total cash cost per ounce of $1,073/oz in the first quarter of 2019. Production decreased compared to the same quarter last year mainly because of the extended Christmas break, with a later start-up in January. Production was also impacted by poor ground conditions, safety stoppages due to fatalities and the unplanned closure beginning on 27 March 2020 due to government restrictions related to COVID-19. Preparation for production from the Mponeng underground operation resumed on 22 April 2020, with half of the usual staff complement, in compliance with the South African lockdown regulations as amended on 16 April 2020. Production from the mine resumed on 4 May 2020 after following safe start-up procedures. On 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitize the workplace and key infrastructure. The Mponeng mine restarted operations on 1 June 2020 and ramped up to 50% production capacity by the 4th of June 2020. Cost of sales decreased as a result of a decrease in rehabilitation and other non-cash costs, a decrease in amortisation and a weaker exchange rate of the South African Rand against the US Dollar compared to the same period last year. Total cash costs per ounce increased as a result of a decrease in production and inflationary increases on labour and consumables.

Surface Operations produced 37,000oz at a cost of sales of $46m and a total cash cost per ounce of $1,137/oz in the first quarter of 2020, compared to 39,000oz at a cost of sales of $44m and a total cash cost per ounce of $987/oz in the first quarter of 2019. Mine Waste Solutions processed lower tonnes during the first quarter of 2020 compared to the same period last year due to increased floor cleaning activities at Sulphur Pay Dam (SPD) tailings storage facility (TSF), which negatively affected throughput, despite the higher-grade profile of the floor cleaning material. Inclement weather disruptions further contributed to the low tonnage performance. Initiatives are being investigated to assist with the tonnage shortfall which include high volume trucking contracts to supplement the SPD volume with Buffels TSF material as well as remote mining operations to mitigate inclement weather stoppages. Cost of sales increased as a result of an increase in cash operating costs (in particular, an increase in other service costs), partially offset by a weaker exchange rate of the South African Rand against the US Dollar compared to the same period last year. Total cash costs per ounce increased as a result of inflationary increases on labour and consumables and a decrease in production compared to the same period last year.

The West Wits surface operations’ production declined in the first quarter of 2020 compared to the same period last year due to poor mill availability, the mining mix which had higher TSF proportions resulting in lower plant efficiency and the Eskom electricity load shedding. A lower recovery factor was achieved at Vaal River Surface sources while inefficiencies with fine carbon management were also experienced, which further contributed to the lower recovery achieved. The carbon management issue has since been rectified. Access to Margaret and Scott marginal ore dumps was secured for ore treatment, which will maintain a higher grade and better recovery compared to the treatment of TSF material. Despite the nationwide lockdown, effective on 27 March 2020, AngloGold Ashanti was granted permission by the South African Department of Mineral Resources and Energy for the limited restart of its Surface Operations in South Africa, which recommenced operations on a limited basis on 6 April 2020.

UPDATE ON CAPITAL PROJECTS

Obuasi Redevelopment Project
In Ghana, the Obuasi redevelopment project continued to make good progress, following the first pour of gold in December 2019, considering the country's responses and restrictions implemented due to the COVID-19 pandemic.

Construction of Phase 2 (to achieve a capacity of 4,000 tonnes per day) reached 54.9% completion. Concrete works, structural steel erection, mechanical equipment installation and tailings facility earthworks progressed well. While procurement is almost complete, some manufacturing and deliveries have been delayed due to lockdowns in supply countries, while international travel restrictions and country lockdowns have also hampered mobilisation of critical skills. The areas most impacted are the KRS shaft which is required to increase mining capacity to 4,000 tonnes per day, and the SAG/Ball Mill installation which is required for the process plant to achieve 4,000 tonnes per day. Based on current circumstances it is expected that Phase 2 commissioning and ramp-up will be delayed. The project remains on budget.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Ramp-up of Phase 1 operations (2,000 tonnes per day) progressed well. The process plant achieved design parameters by the end of the first quarter. Plan run time progressively improved as commissioning issues in a refurbished plant were resolved. However, international travel restrictions and the encouragement by home countries for expatriates to return home, had some impact on mining operations. The mining contractor (a 70:30 Joint Venture between African Mining Services and Rocksure International, a Ghanaian company) has been supportive and many skilled expatriate operators have remained on site. The training focus and skills transfer to the Ghanaian workforce are achieving good outcomes. Nevertheless, the mine is currently operating at approximately 80% capacity. As a result of the COVID-19 impacts, the declaration of Phase 1 commercial production has been delayed.

In April 2020, AngloGold Ashanti Ghana partnered with national and local health authorities to increase proactive testing in the Obuasi town and at the mine, which included voluntary tests of asymptomatic individuals. Proactive testing has identified asymptomatic cases, including individuals at mine site. All positive cases are required to self-isolate for four weeks per Ghana’s national health protocols, while their contacts must self-quarantine. The early detection of asymptomatic individuals has been key in the process of containing the spread of the disease and to help ensure minimised impact on the business. The mine’s management is awaiting delivery of additional testing equipment, in order to continue its own ongoing proactive testing of employees.

Tropicana - Boston Shaker
At the Boston Shaker underground mine at Tropicana, the primary escape way was successfully installed in the first quarter of 2020 after raise boring finished on target in February 2020. The overhead power line, high voltage electrical feed and underground power distribution was commissioned in the first quarter of 2020. The primary ventilation fan chamber has been prepared. A third drilling jumbo has been mobilised in line with the mining plan. Optimisation work on level spacing and other initiatives to maximise gold extraction are ongoing.

Colombian projects
At Quebradona, the Feasibility Study (FS) continues to progress and during the first quarter of 2020 the National Environmental Licensing Authority of Colombia conducted a site evaluation as part of the Environmental Impact Study (EIA). While the work on the FS is still progressing, the COVID-19 context will likely result in a delay in the completion of the FS.

At Gramalote, it was decided to suspend drilling of the Inferred Mineral Resource following extensive consultation with the surrounding communities and the Colombian government in view of the national state of emergency and government-mandated quarantine measures. Our joint venture partner, B2Gold Corp, which manages the project, will continue to progress the FS where possible and expects that the suspension of drilling will likely delay the completion of the FS.

CORPORATE UPDATE

Asset sales
The sale processes for our South African portfolio and Sadiola continue to progress.

In respect of the sale of the South African portfolio, both AngloGold Ashanti and Harmony Gold Mining Company Limited remain committed to the fulfilment of the conditions precedent and completion of the transaction. Certain conditions precedent have already been fulfilled, including the South African Competition Tribunal approving the transaction, without conditions, on 29 April 2020, based on the recommendation of the South African Competition Commission. The parties continue to target a completion date of 30 June 2020, subject to any impact that the COVID-19 pandemic may have on the fulfilment of the remaining conditions precedent.

In respect of the sale of Sadiola, all parties (AngloGold Ashanti, IAMGOLD Corporation and Allied Gold Corp) remain committed to the fulfilment of the conditions precedent and completion of the transaction. Good progress has been made in the fulfilment of conditions precedent, including positive discussions with the Government of Mali and despite the impacts of the COVID-19 pandemic, including travel bans, which have delayed the progress against the originally anticipated timeline when the sale agreement was executed in December 2019.

At Cerro Vanguardia in Argentina, after an extensive sale process and thorough review of the offers received, it has been concluded that the maximum potential value from the remaining resource endowment of the operation will be better realised inside the AngloGold Ashanti portfolio, resulting in the decision to retain the asset. Cerro Vanguardia’s management team will focus on seeking opportunities to unlock further reserves and extend the life of mine.

Newmont litigation
On 18 March 2020, the United States District Court for the Southern District of New York dismissed all causes of actions in the lawsuit filed by Newmont Corp. (formerly Newmont Mining Corp.), against AngloGold Ashanti and certain related parties in 2017, and ordered the case to be closed. Newmont Corp. did not appeal the judgement.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

GROUP - INCOME STATEMENT

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2020	2019	2019
US Dollar million	Notes	Unaudited	Unaudited	Audited

Continuing operations
Revenue from product sales	2	905	745	3,525
Cost of sales	3	(636)	(594)	(2,626)
(Loss) gain on non-hedge derivatives and other commodity contracts		(13)	5	5
Gross profit		256	156	904
Corporate administration, marketing and other expenses		(16)	(20)	(82)
Exploration and evaluation costs		(27)	(25)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		(1)	(1)	(6)
Other (expenses) income	4	(20)	(17)	(83)
Operating profit		192	93	621
Interest income		5	1	14
Foreign exchange gains (losses)		19	(2)	(12)
Finance costs and unwinding of obligations	5	(43)	(44)	(172)
Share of associates and joint ventures' profit	6	58	34	168
Profit before taxation		231	82	619
Taxation	7	(95)	(28)	(250)
Profit for the period from continuing operations		136	54	369
Discontinued operations
Profit (loss) from discontinued operations	8	35	(4)	(376)
Profit (loss) for the period		171	50	(7)

Allocated as follows:
Equity shareholders
- Continuing operations		134	53	364
- Discontinued operations		35	(4)	(376)
Non-controlling interests
- Continuing operations		2	1	5
		171	50	(7)

Basic profit (loss) per ordinary share (cents) (1)
Earnings per ordinary share from continuing operations		32	13	87
Earnings (loss) per ordinary share from discontinued operations		8	(1)	(90)
Basic profit (loss) per ordinary share (cents)		40	12	(3)

Diluted profit (loss) per ordinary share (cents) (2)
Earnings per ordinary share from continuing operations		32	13	87
Earnings (loss) per ordinary share from discontinued operations		8	(1)	(90)
Diluted profit (loss) per ordinary share (cents)		40	12	(3)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the three months ended 31 March 2020 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's SVP: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Kelvin Dushnisky (B.Sc. (Honours); M.Sc; J.D.), the Group's Chief Executive Officer.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Profit (loss) for the period	171	50	(7)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(127)	(4)	4

Items that will not be reclassified subsequently to profit or loss:
Net (loss) gain on equity investments	(25)	(10)	6
Actuarial gain recognised	—	—	2
Deferred taxation thereon	2	2	2
	(23)	(8)	10

Other comprehensive (loss) income for the period, net of tax	(150)	(12)	14

Total comprehensive income for the period, net of tax	21	38	7

Allocated as follows:
Equity shareholders
- Continuing operations	38	41	378
- Discontinued operations	(19)	(4)	(376)
Non-controlling interests
- Continuing operations	2	1	5
	21	38	7

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Mar	Dec
		2020	2019
US Dollar million	Notes	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		2,603	2,592
Right of use assets		136	158
Intangible assets		109	123
Investments in associates and joint ventures		1,608	1,581
Other investments		51	76
Inventories		77	93
Trade, other receivables and other assets		129	122
Deferred taxation		68	105
Cash restricted for use		31	31
		4,812	4,881

Current assets
Other investments		—	10
Inventories		691	632
Trade, other receivables and other assets		223	250
Cash restricted for use		32	33
Cash and cash equivalents		1,870	456
		2,816	1,381
Assets held for sale	8	522	601
		3,338	1,982

Total assets		8,150	6,863

EQUITY AND LIABILITIES
Share capital and premium	10	7,209	7,199
Accumulated losses and other reserves		(4,588)	(4,559)
Shareholders' equity		2,621	2,640
Non-controlling interests		38	36
Total equity		2,659	2,676

Non-current liabilities
Borrowings		2,741	1,299
Lease liabilities		107	126
Environmental rehabilitation and other provisions		728	697
Provision for pension and post-retirement benefits		78	100
Trade, other payables and provisions		6	15
Deferred taxation		243	241
		3,903	2,478

Current liabilities
Borrowings		739	734
Lease liabilities		37	45
Trade, other payables and provisions		505	586
Taxation		73	72
		1,354	1,437
Liabilities held for sale	8	234	272
		1,588	1,709

Total liabilities		5,491	4,187

Total equity and liabilities		8,150	6,863

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CASH FLOWS

		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2020	2019	2019
US Dollar million	Notes	Unaudited	Unaudited	Audited
Cash flows from operating activities
Receipts from customers		930	747	3,535
Payments to suppliers and employees		(706)	(676)	(2,433)
Cash generated from operations	12	224	71	1,102
Dividends received from joint ventures		25	15	77
Taxation refund		—	—	7
Taxation paid		(75)	(27)	(228)
Net cash inflow from operating activities from continuing operations		174	59	958
Net cash inflow from operating activities from discontinued operations		45	8	89
Net cash inflow from operating activities		219	67	1,047

Cash flows from investing activities
Capital expenditure		(170)	(118)	(703)
Interest capitalised and paid		(4)	—	(6)
Proceeds from disposal of tangible assets		—	1	3
Other investments acquired		—	—	(9)
Proceeds from disposal of other investments		9	—	3
Investments in associates and joint ventures		—	(2)	(5)
Loans advanced to associates and joint ventures		—	—	(3)
Loans repaid by associates and joint ventures		—	—	23
Increase in cash restricted for use		(6)	—	—
Interest received		6	1	14
Net cash outflow from investing activities from continuing operations		(165)	(118)	(683)
Net cash outflow from investing activities from discontinued operations		(10)	(14)	(54)
Cash in subsidiaries sold and transferred to held for sale		(6)	—	(6)
Net cash outflow from investing activities		(181)	(132)	(743)

Cash flows from financing activities
Proceeds from borrowings		1,526	82	168
Repayment of borrowings		(62)	(43)	(123)
Repayment of lease liabilities		(11)	(8)	(42)
Finance costs - borrowings		(25)	(30)	(128)
Finance costs - leases		(2)	(3)	(9)
Dividends paid		(38)	—	(43)
Net cash inflow (outflow) from financing activities from continuing operations		1,388	(2)	(177)

Net increase (decrease) in cash and cash equivalents		1,426	(67)	127
Translation		(12)	—	—
Cash and cash equivalents at beginning of period		456	329	329
Cash and cash equivalents at end of period		1,870	262	456

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit for the year			49				49	1	50
Other comprehensive loss				(8)		(4)	(12)		(12)
Total comprehensive income (loss)	—	—	49	(8)	—	(4)	37	1	38
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(13)					(13)		(13)
Dividends declared			(27)				(27)		(27)
Translation			(1)		1		—		—
Balance at 31 March 2019	7,185	83	(3,206)	29	(11)	(1,417)	2,663	43	2,706

Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676
Profit for the year			169				169	2	171
Other comprehensive loss				(23)		(127)	(150)		(150)
Total comprehensive income (loss)	—	—	169	(23)	—	(127)	19	2	21
Shares issued	10						10		10
Share-based payment for share awards net of exercised		(10)					(10)		(10)
Dividends paid			(38)				(38)		(38)
Transfer of gain on disposal of equity investments			4	(4)			—		—
Translation		(9)	8		1		—		—
Balance at 31 March 2020	7,209	64	(3,125)	18	(9)	(1,536)	2,621	38	2,659

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	575	463	2,203
Australia	209	204	851
Americas	238	204	1,000
	1,022	871	4,054
Equity-accounted investments included above	(140)	(145)	(615)
Continuing operations	882	726	3,439
Discontinued operations - South Africa	138	114	554
	1,020	840	3,993

By-product revenue

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	1	1	3
Australia	—	—	3
Americas	22	18	81
	23	19	87
Equity-accounted investments included above	—	—	(1)
Continuing operations	23	19	86
Discontinued operations - South Africa	—	—	1
	23	19	87

Cost of sales

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	365	386	1,601
Australia	161	151	632
Americas	194	171	822
Corporate and other	(8)	(3)	(1)
	712	705	3,054
Equity-accounted investments included above	(76)	(111)	(428)
Continuing operations	636	594	2,626
Discontinued operations - South Africa	101	112	479
	737	706	3,105

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Segmental reporting (continued)

Gross profit

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	211	78	605
Australia	49	53	221
Americas	59	56	265
Corporate and other	1	3	1
	320	190	1,092
Equity-accounted investments included above	(64)	(34)	(188)
Continuing operations	256	156	904
Discontinued operations - South Africa	9	9	79
	265	165	983

Amortisation

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	89	79	367
Australia	34	41	173
Americas	35	42	177
Corporate and other	1	1	3
	159	163	720
Equity-accounted investments included above	(24)	(35)	(137)
Continuing operations	135	128	583
Discontinued operations - South Africa	—	15	61
	135	143	644

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Segmental reporting (continued)

Capital expenditure

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Continental Africa	92	63	410
Australia	33	27	149
Americas	61	37	195
Continuing operations	186	127	754
Discontinued operations - South Africa	13	14	60
	199	141	814
Equity-accounted investments included above	(16)	(8)	(51)
	183	133	763

Total assets

	As at	As at
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Audited

South Africa	577	697
Continental Africa	3,659	3,514
Australia	849	972
Americas	1,433	1,427
Corporate and other	1,632	253
	8,150	6,863

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Notes
for the three months ended 31 March 2020

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2019, except for the adoption of new or amended standards applicable from 1 January 2020.

The condensed consolidated quarterly financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the three months ended 31 March 2020. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2019.

Based on materiality, certain comparatives have been aggregated. All notes are from continuing operations unless otherwise stated.

2 Revenue

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Gold income	882	726	3,439
By-products	23	19	86
Revenue from product sales	905	745	3,525

3 Cost of sales

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Cash operating costs	415	425	1,831
Royalties	37	27	137
Other cash costs	3	3	13
Total cash costs	455	455	1,981
Retrenchment costs	1	1	4
Rehabilitation and other non-cash costs	29	13	53
Amortisation of tangible assets	123	117	538
Amortisation of right of use assets	11	10	42
Amortisation of intangible assets	1	1	3
Inventory change	16	(3)	5
	636	594	2,626

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

4 Other expenses (income)

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Care and maintenance	—	8	47
Government fiscal claims, legacy maintenance costs and other expenses	12	2	21
Guinea public infrastructure contribution	—	—	8
Pension and medical defined benefit provisions	2	2	9
Royalties received	(1)	(1)	(3)
Brazilian power utility legal settlement	—	—	(16)
Retrenchment and related costs	—	1	3
Legal fees and project costs	1	2	11
Refund from insurance claim	(5)	—	—
Other indirect taxes	11	3	3
	20	17	83

5 Finance costs and unwinding of obligations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Finance costs - borrowings	31	34	133
Finance costs - leases	2	2	10
Unwinding of obligations	10	8	29
	43	44	172

6 Share of associates and joint ventures' profit

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Revenue	148	145	616
Net operating costs and other expenses	(80)	(115)	(452)
Net interest received	3	2	10
Profit before taxation	71	32	174
Taxation	(13)	(3)	(35)
Profit after taxation	58	29	139
Net impairment reversal of investments in associates	—	5	23
Net impairment reversal of investments in joint ventures	—	—	6
	58	34	168

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

7 Taxation

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

South African taxation
Deferred taxation
Other temporary differences	(6)	(10)	(18)
Change in estimated deferred tax rate	—	—	(14)
	(6)	(10)	(32)

Foreign taxation
Normal taxation	93	38	299
Prior year over provision	—	(1)	(1)
Deferred taxation
Temporary differences	10	1	(28)
Prior year under provision	—	—	1
Change in estimate	(2)	—	9
Change in statutory tax rate	—	—	2
	101	38	282

	95	28	250

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $10m (2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $19.8m (2019: $25.3m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $75m (1) (2019: $88m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $65m (2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made.
(1) Includes reduction of overall exposure by $65m (2019: $76m) as described above.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $12m (attributable) (2019: $12m (attributable)). Management has objected to these assessments, but has provided for a portion of the total claims amounting to $2m (attributable) (2019: $2m (attributable).

Mali - Sadiola, Yatela, Morila
The Mali Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2012 to 2018 totalling $11m (attributable.) (2019: $26m (attributable)). This includes an assessment of $10m (attributable) (2019: $10m (attributable)) received in late December 2019, in respect of Sadiola. Management has objected to these assessments and is of the opinion that the Mali Tax Authority is unlikely to succeed in this matter and therefore no provision has been made. During the first quarter of 2020, a tax settlement for Morila was entered into between Barrick Gold Corporation (as operator of Morila, holding a 40% interest) and the Mali Government, settling all outstanding income tax issues in respect of Morila.

Tanzania - Geita Gold Mine
The Tanzania Tax Authority has raised audit findings on various tax matters for years from 2009 to 2018 amounting to $162m (2019: $164m). Management has objected and appealed through various levels of the legislative processes and has provided for a portion of the total claims amounting to $2m (2019: $2m). Management is of the opinion that for the remainder of the claims the Tanzania Tax Authority is unlikely to succeed and therefore no provision has been made.

In addition to above, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Tax impacts of COVID-19

As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In South Africa, various taxes have been delayed, such as carbon tax, where the first payment has been postponed to October 2020 and employers in South Africa may now defer up to 35% of the employees tax deduction, for a period of 6 months in the case where turnover does not exceed R100m p.a. In addition, donations made to the COVID-19 Solidarity Fund will qualify as a tax deduction of 20% of taxable income and a tax holiday of the skills development levy for small business was introduced. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA). Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

8 Discontinued operations and assets and liabilities held for sale

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited, subject to the fulfilment of certain conditions. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Certain conditions precedent have already been fulfilled, including the South African Competition Tribunal approving the transaction, without conditions, on 29 April 2020, based on the recommendation of the South African Competition Commission.

The held for sale assets and liabilities related to the transaction are reported in the South Africa segment. The South African asset sale is treated as a discontinued operation.

In terms of the transaction the silicosis obligation of $50m and the post-retirement medical obligation of $71m relating to South African employees are retained by AngloGold Ashanti.

Sale interest in the Sadiola Mine

On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

This transaction offer represents the most significant unobservable input in determining the non-recurring fair value measurement of the Sadiola investment; accordingly, the fair value is included in level 3 of the fair value hierarchy.

The carrying value of the Sadiola held for sale asset of $20m (which is lower than fair value less costs to sell) is included in the Continental Africa segment; it was previously disclosed as an investment in joint venture on the Statement of Financial Position.

Discontinued operations
The results of the South Africa disposal group for the three months ended 31 March 2020 are presented below:

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Revenue from product sales	138	114	555
Cost of sales	(101)	(112)	(479)
(Loss) gain on non-hedge derivatives and other commodity contracts	(28)	7	3
Gross profit	9	9	79
Other expenses	(7)	(9)	(44)
Derecognition of assets, impairments and profit (loss) on disposal of assets	2	1	(3)
Impairment reversal (loss) recognised on remeasurement to fair value less costs to sell	26	—	(549)
Profit (loss) before taxation	30	1	(517)
Normal and deferred taxation on operations	(2)	(3)	(23)
Deferred taxation on impairment (reversal) loss, derecognition and profit / loss on disposal of assets	(1)	—	164
Deferred taxation on unrealised movement on derivatives and other commodity contracts	8	(2)	—
Profit (loss) from discontinued operations	35	(4)	(376)

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

The major classes of assets and liabilities of the South African disposal group as at 31 March 2020, are as follows:

	Quarter	Year
	ended	ended
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Audited

Tangible assets and right of use assets	363	429
Other investments	66	84
Inventories	23	37
Trade, other receivables and other assets	3	4
Deferred taxation	35	15
Cash and cash restricted for use	12	12
Assets held for sale	502	581

Lease liabilities	2	3
Environmental rehabilitation and other provisions	173	211
Trade and other payables	59	58
Liabilities held for sale	234	272
Net assets held for sale	268	309

Total assets held for sale include:
Sadiola	20	20
South Africa	502	581
	522	601

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment of South African assets
The expected consideration of around $300m forms the basis for the fair value less costs to sell value. During the quarter ended 31 March 2020, an impairment reversal of $26m was recorded (i.e $25m net of tax), to increase the carrying amount of assets to their fair value less costs to sell. The impairment reversal was mainly due to the weaker exchange rate of the South African Rand against the US Dollar. The non-recurring fair value measurement is included in level 3 of the fair value hierarchy.

9 Headline earnings

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
Profit (loss) attributable to equity shareholders	169	49	(12)
Net (impairment reversal) impairment and derecognition of assets	(26)	—	559
Net profit on disposal of assets	(1)	(1)	(3)
Taxation	1	—	(165)
Headline earnings	143	48	379

Headline earnings per ordinary share (cents)(1)	34	12	91
Diluted headline earnings per ordinary share (cents) (2)	34	12	91

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	415,578,197	413,164,362	414,407,622
Fully vested options	2,263,237	3,200,400	3,942,155
Weighted average number of shares	417,841,434	416,364,762	418,349,777
Dilutive potential of share options	644,570	815,432	—
Dilutive number of ordinary shares	418,486,004	417,180,194	418,349,777

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

10 Share capital and premium

	As at	As at
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Audited
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—
30,000,000 C redeemable preference shares at no par value	—	—
	23	23

Issued and fully paid:
416,340,033 (2019: 415,301,215) ordinary shares in issue of 25 SA cents each	17	17
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—
	17	17
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—
	17	17

Share premium
Balance at beginning of period	7,235	7,208
Ordinary shares issued	10	27
	7,245	7,235
Less: held within the group
Redeemable preference shares	(53)	(53)
Balance at end of period	7,192	7,182
Share capital and premium	7,209	7,199

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of total borrowings (excluding lease liabilities) (1)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,033	2,050
Proceeds from borrowings	1,526	168
Repayment of borrowings	(62)	(123)
Finance cost paid on borrowings	(26)	(122)
Interest charged to the income statement	32	127
Deferred loan fees	—	(7)
Reclassification of finance leases to lease liabilities	—	(60)
Translation	(23)	—
Closing balance	3,480	2,033

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance cost paid on borrowings	26	122
Capitalised finance cost	(4)	(6)
Commitment fees, utilisation fees and other borrowing costs	3	12
Total finance cost paid	25	128

(1) Changes in lease liabilities arising from financing activities include a decrease in lease liabilities due to translation of amounts in US Dollars of $18m.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

12 Cash generated from operations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Audited

Profit before taxation	231	82	619
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	12	(5)	(6)
Amortisation of tangible and right of use assets	134	127	580
Amortisation of intangible assets	1	1	3
Finance costs and unwinding of obligations	43	44	172
Environmental, rehabilitation and other expenditure	(9)	(1)	(6)
Impairment and derecognition of assets and (profit) loss on disposal	—	(1)	3
Other expenses (income)	26	7	41
Interest income	(5)	(1)	(14)
Share of associates and joint ventures' profit	(58)	(34)	(168)
Other non-cash movements	(14)	(2)	43
Movements in working capital	(137)	(146)	(165)
	224	71	1,102

Movements in working capital:
Increase in inventories	(46)	(19)	(67)
Increase in trade and other receivables	(19)	(30)	(138)
(Decrease) increase in trade, other payables and provisions	(72)	(97)	40
	(137)	(146)	(165)

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

13 Financial risk management activities

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Audited

Carrying amount	3,480	2,033
Fair value	3,447	2,135

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Types of instruments:

	Mar 2020				Dec 2019
	Unaudited				Audited
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVTPL (1)	14			14	21			21
Other equity securities FVOCI	47			47	82			82

Financial liabilities measured at fair value:
Gold and oil derivative contracts (2)		13		13

(1) Included in equity securities - FVTPL are amounts transferred to held for sale.

(2) The fair values of the gold and oil derivative contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, the number of outstanding ounces or barrels on open contracts and volatilities.

Gold
In January 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of 130,900 ounces of Argentina’s annual gold production for the period February 2020 to December 2020. The strike prices are $1,500 per ounce on the floor and an average price of $1,701.34 per ounce on the cap.

At 31 March 2020, the marked to market value of the derivative was an unrealised loss of $2m.

Oil
In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 342,000 barrels of Brent crude oil for the period February 2020 to December 2020. The average strike prices are $45 per barrel on the floor and an average price of $65 per barrel on the cap.

In February 2020, AngloGold Ashanti entered into Asian style zero-cost collars for a total of approximately 622,000 barrels of Brent crude oil for the period March 2020 to December 2020. The average strike prices are $44.50 per barrel on the floor and an average price of $65 per barrel on the cap.

At 31 March 2020, the marked to market value of the derivative was an unrealised loss of $10m and a realised loss of $1m.
Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $6.8m for a current carrying value of the liability of AUD $147.2m. In Ghana, at Iduapriem we have provided a bond comprising of a cash component of $10.18m with a further bond guarantee amounting to $36.6m issued by Ecobank Ghana Limited and United Bank for Africa (Ghana) Ltd for a current carrying value of the liability of $52.8m. In Ghana, at Obuasi we have provided a bond comprising of a cash component of $20.96m with a further bank guarantee amounting to $30.0m issued by Standard Chartered Bank Ghana limited (SCB) and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $205.1m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

In South Africa, we have established a trust fund which has assets of ZAR 1.098bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.757bn. The fund, guarantees and liability form part of the South African disposal group and have been transferred to held for sale. Refer to note 8.

14 Capital commitments

	As at	As at
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	198	161

(1) Includes the group's attributable share of capital commitments relating to associates and joint ventures and $7m (2019 : $7m) relating to discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15 Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities at 31 March 2020 and 31 December 2019 are detailed below:

Contingencies and guarantees

	Mar 2020	Dec 2019
US Dollar million	Unaudited	Audited
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Groundwater pollution (4)	—	—
Deep groundwater pollution – Africa (5)	—	—

	97	97

Litigation claims

(1) Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters. The arbitration is currently pending.

(2) Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3) Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process. During November 2019, the AngloGold Ashanti defendants filed two motions for summary judgement with the Court, requesting the dismissal of all causes of actions against all defendants. On 18 March 2020, AngloGold Ashanti’s motions for summary judgement were granted and the case was dismissed. Newmont Corp. did not appeal the judgement and the matter is now closed.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 7.

Other

(4) Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(5) Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources and Energy. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

16 Dividends

The salient details of Dividend No. 121 for the year-ended 31 December 2019 paid by AngloGold Ashanti Limited (Registration Number 1944/017354/06) is shown below:

	Rate of exchange	Gross dividend declared	Withholding tax	Net dividend paid	Date of payment
South African cents per ordinary share		165	33	132	27 March 2020
UK pence per ordinary share	R21.1160/£1	7.814	1.5628	6.2512	27 March 2020
Australian cents per CHESS Depositary Interest (CDI)	R1/A$0.0944	0.155794	0.031159	0.124635	27 March 2020
Ghana cedi per ordinary share	R1/¢0.3414	0.56331	0.112662	0.450648	27 March 2020
Ghana cedi per Ghanaian Depositary Share (GhDS)	R1/¢0.3414	0.0056331	0.00112662	0.00450648	27 March 2020
US cents per American Depositary Share (ADS)	R17.6250/$1	9.3617	1.87234	7.48936	6 April 2020

Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

17  Announcements

Sale of South African assets - On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited, subject to the fulfilment of certain conditions. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 8.

Dividend declaration - On 21 February 2020, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 165 South African cents. Refer to note 16.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

18  Subsequent events

COVID-19 pandemic - The World Health Organization declared the COVID-19 outbreak a pandemic on 11 March 2020. The accelerating spread of the COVID-19 virus and the extraordinary steps taken by governments across the world to slow it down, have caused significant disruption to normal operating conditions for businesses across the world.

AngloGold Ashanti has worked alongside authorities and key stakeholders in each operating country to assist public health efforts and to help slow the spread of the virus. Comprehensive measures have been taken to help protect the well-being of our employees and communities.

Temporary suspensions that were in place during the months of March and April at Serra Grande in Brazil, at Cerro Vanguardia in Argentina and at the South African operations have since been lifted, other than the Mponeng mine. Serra Grande is back to operating at normal levels and Cerro Vanguardia is processing stockpiles and operating at near-planned production rates. In South Africa, surface processing operations were cleared to restart on 6 April 2020. The Mponeng underground mine started its ramp-up on 15 April 2020 and production resumed on 4 May 2020 following safe start-up and screening procedures.

On 24 May 2020, following the detection of the first positive COVID-19 case amongst its workforce at Mponeng, the Company voluntarily halted its operations at the Mponeng mine in order to facilitate contact tracing and to again deep clean and sanitize the workplace and key infrastructure. The Mponeng mine restarted operations on 1 June 2020 and ramped up to 50% production capacity by the 4th of June 2020.

All of AngloGold Ashanti’s mines are now operating normally, other than the Mponeng mine which is operating at 50% capacity, in line with current government regulations.

At 31 March 2020, the group had a cash position (cash and cash equivalents) of $1.9bn after fully drawing on the $1.4bn Multi-currency RCF, whilst R1.55bn remained available on the R4bn South African facilities. On 15 April 2020, subsequent to the end of the first quarter, AngloGold Ashanti repaid the principal and final coupon of the $700m 10-year bond, which was issued in April 2010. The group is in a strong cash position, and to further bolster available liquidity following the repayment of the 2010 bond, secured additional credit facilities in April 2020 by signing a new standby credit facility of $1bn with a term of 364 days that can be extended for a further six months with the participating syndicated banks’ consent.

By order of the Board

SM PITYANA KPM DUSHNISKY      KC RAMON
Chairman Chief Executive Officer     Chief Financial Officer

5 June 2020

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt”, “Adjusted net debt” and “Adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. The group uses certain non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

“Price received per ounce” is a non-GAAP measure which gives an indication of revenue earned per unit of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.

“Net debt”, “Adjusted net debt” and “Adjusted EBITDA” (as defined in the revolving credit facility agreements) are non-GAAP measures used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

During June 2013, the World Gold Council (WGC), an industry body, published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti Limited) to develop these non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which we provide herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“All-in costs” is a non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to major projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti Limited include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and other costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

• an indication of profitability, efficiency and cash flows;
• the trend in costs as the mining operations mature over time on a consistent basis; and
• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes our share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of our joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the non-GAAP measures on a basis consistent with our internal and external segmental reporting.

A reconciliation of both cost of sales and total cash costs as included in our unaudited condensed consolidated financial statements for the quarter ended 31 March 2020 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three-month periods ended 31 March 2020 and 2019 and the year ended 31 December 2019 is presented on a total and segment basis in Note D. In addition, we have provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

A reconciliation of both gold income and profit/(loss) before taxation as included in our unaudited condensed consolidated financial statements for the quarter ended 31 March 2020 to “price received”, “price received per ounce” and “Adjusted EBITDA” for each of the three-month periods ended 31 March 2020 and 2019 and the year ended 31 December 2019 is presented in Notes A and B.

A reconciliation of total borrowings as included in our unaudited condensed consolidated financial statements for the quarter ended 31 March 2020 to “Net debt” and “Adjusted net debt” for the three-month period ended 31 March 2020 and the year ended 31 December 2019 is presented in Note C.

A Price received per ounce - continuing operations

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	882	726	3,439
Adjusted for non-controlling interests	(18)	(18)	(77)
	864	708	3,362
Associates and joint ventures' share of gold income including realised non-hedge derivatives	140	145	615
Attributable gold income (price received)	1,004	853	3,977

Attributable gold sold - oz (000)	634	655	2,852
Price received per unit - $/oz	1,584	1,303	1,394

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

B Adjusted EBITDA - continuing operations (2)

	Quarter	Quarter	Year
	ended	ended	ended
	Mar	Mar	Dec
	2020	2019	2019
US Dollar million	Unaudited	Unaudited	Unaudited

Profit before taxation	231	82	619
Add back :
Finance costs and unwinding of obligations (note 5)	43	44	172
Interest income	(5)	(1)	(14)
Amortisation of tangible, intangible and right of use assets (note 3)	135	128	583
Other amortisation	1	(2)	6
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	33	31	149
EBITDA	438	282	1,515

Adjustments :
Foreign exchange (gains) losses	(19)	2	12
Impairment and derecognition of assets	—	—	3
Care and maintenance (note 4)	—	8	47
Retrenchment and related costs	1	1	7
Net loss on disposal of assets	1	1	3
Unrealised non-hedge derivative (gain) loss	12	(5)	(5)
Associates and joint ventures' share of costs	—	—	(2)
Guarantee fees received	—	(1)	—
Realised gain on other commodity contracts	1	—	—
Adjusted EBITDA	434	288	1,580

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the revolving credit facility agreements.

C Adjusted net debt - continuing operations

	As at	As at
	Mar	Dec
	2020	2019
US Dollar million	Unaudited	Unaudited

Borrowings - non-current portion	2,741	1,299
Lease liabilities - non-current portion	107	126
Borrowings - current portion	739	734
Lease liabilities - current portion	37	45
Total borrowings	3,624	2,204
Less cash and cash equivalents	(1,870)	(456)
Net debt	1,754	1,748

Adjustments:
IFRS16 lease adjustments	(101)	(119)
Unamortised portion of borrowing costs	16	16
Cash restricted for use	(63)	(64)
Adjusted net debt	1,606	1,581

Adjusted net debt to Adjusted EBITDA	0.93:1	1.00:1

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

D Summary of operations by mine

For the quarter ended 31 March 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(8)
By-product revenue	—
Realised gain (loss) on other commodity contracts	1
Amortisation of tangible and intangible assets	(1)
Adjusted for decommissioning amortisation	—
Lease payment sustaining	2
Corporate administration and marketing related to current operations	16
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	(1)
Amortisation relating to inventory	—
All-in sustaining costs	10
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	11

All-in sustaining costs	10
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	2
Other provisions	—
All-in costs	12
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	12

Gold sold - oz (000)(2)	—

All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Total cash costs
Cost of sales per segmental information(4)	(8)
By-product revenue	—
Inventory change	(5)
Amortisation of intangible assets	—
Amortisation of tangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(13)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(13)

Gold produced - oz (000) (2)	—

Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa other	Subsidiaries
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	76	—	—	76	75	—	74	140	—	289
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(24)	—	—	(24)	(23)	—	(9)	(33)	—	(65)
Adjusted for decommissioning amortisation	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	—	—	—	—	4	—	4
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	1	—	—	3	—	4
Total sustaining capital expenditure	14	—	—	14	6	—	5	13	—	24
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	67	—	—	67	59	—	70	126	—	255
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(11)	—	—	(11)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	67	—	—	67	59	—	59	126	—	244

All-in sustaining costs	67	—	—	67	59	—	70	126	—	255
Non-sustaining Project capex	—	—	—	—	—	53	1	—	—	54
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	1	—	—	1	—	1	1	1	—	3
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	(1)	(5)	(6)	—	9	—	—	—	9
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	69	(1)	(5)	62	59	63	72	127	—	321
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(11)	—	—	(11)
All-in costs adjusted for non-controlling interests and non-gold producing companies	69	(1)	(5)	62	59	63	61	127	—	310

Gold sold - oz (000)(2)	88	—	—	88	68	—	45	154	—	267

All-in sustaining cost per unit - $/oz(3)	763	—	—	763	864	—	1,334	823	—	917
All-in cost per unit - $/oz(3)	778	—	—	704	869	—	1,369	829	—	1,162

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		JOINT VENTURES	GHANA		GUINEA	TANZANIA	Continental Africa Other	Subsidiaries
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	76	—	—	76	75	—	74	140	—	289
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)
Inventory change	1	—	—	1	(1)	—	6	(15)	—	(10)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(24)	—	—	(24)	(23)	—	(9)	(33)	—	(65)
Rehabilitation and other non-cash costs	(1)	—	—	(1)	(5)	—	(3)	(4)	—	(12)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	52	—	—	52	46	—	68	87	—	201
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(10)	—	—	(10)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	52	—	—	52	46	—	58	87	—	191

Gold produced - oz (000) (2)	91	—	—	91	67	—	48	135	—	250

Total cash costs per unit - $/oz(3)	583	—	—	583	689	—	1,183	657	—	765

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	74	80	7	161	67	101	26	—	194
By-product revenue	—	—	—	—	(18)	(4)	—	—	(22)
Realised gain (loss) on other commodity contracts
Amortisation of tangible and intangible assets	(12)	(21)	(1)	(34)	(7)	(23)	(5)	—	(35)
Adjusted for decommissioning amortisation	—	—	—	—	(2)	1	—	(1)	(1)
Lease payment sustaining	3	2	—	5	—	2	—	—	2
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—	—	—	—	1
Total sustaining capital expenditure	13	12	—	25	7	19	8	—	34
Amortisation relating to inventory	—	—	—	—	—	—	—	1	—
All-in sustaining costs	78	73	6	157	48	96	29	—	173
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(4)	—	—	—	(4)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	78	73	6	157	44	96	29	—	169

All-in sustaining costs	78	73	6	157	48	96	29	—	173
Non-sustaining Project capex	—	9	—	9	—	—	—	27	27
Non-sustaining lease payments
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	4	—	5	9	—	1	1	10	11
Care and maintenance	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	3	—	—	4
Other provisions
All-in costs	82	82	11	175	48	100	30	37	215
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(4)	—	—	—	(4)
All-in costs adjusted for non-controlling interests and non-gold producing companies	82	82	11	175	44	100	30	37	212

Gold sold - oz (000)(2)	58	74	—	133	44	82	20	—	146
	—	—	—	—	—	—	—	—	—
All-in sustaining cost per unit - $/oz(3)	1,336	974	—	1,184	1,005	1,170	1,447	—	1,157
All-in cost per unit - $/oz(3)	1,399	1,099	—	1,319	1,005	1,220	1,500	—	1,457

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	74	80	7	161	67	101	26	—	194
By-product revenue	—	—	—	—	(18)	(4)	—	—	(22)
Inventory change	(1)	(1)	—	(2)	—	1	(1)	—	—
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(12)	(21)	(1)	(34)	(7)	(23)	(5)	—	(35)
Rehabilitation and other non-cash costs	(2)	(2)	—	(4)	(6)	(5)	(1)	—	(12)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(1)
Total cash costs net of by-product revenue	59	56	6	121	36	69	19	—	124
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(3)	—	—	—	(3)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	59	56	6	121	33	69	19	—	121

Gold produced - oz (000) (2)	57	73	—	130	45	77	18	—	140

Total cash costs per unit - $/oz(3)	1,026	753	—	923	754	834	993	—	829

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	55	46	—	101
By-product revenue	—	—	—	—
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	—	—	—	—
Adjusted for decommissioning amortisation	—	—	—	—
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	(1)	—	(1)
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	9	3	—	12
Amortisation relating to inventory	—	—	—	—
All-in sustaining costs	64	47	—	112
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	64	47	—	112

All-in sustaining costs	64	47	—	112
Non-sustaining Project capex	—	—	—	—
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance	—	—	4	4
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	64	47	3	115
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	64	47	3	115

Gold sold - oz (000)(2)	51	40	—	91

All-in sustaining cost per unit - $/oz(3)	1,257	1,175	—	1,227
All-in cost per unit - $/oz(3)	1,258	1,175	—	1,266

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

Operations in South Africa
(in $ millions, except as otherwise noted)

		Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
Total cash costs
	Cost of sales per segmental information(4)	55	46	—	101
	By-product revenue	—	—	—	—
	Inventory change	(2)	(4)	—	(7)
	Amortisation of intangible assets	—	—	—	—
	Amortisation of tangible assets	—	—	—	—
	Rehabilitation and other non-cash costs	1	1	—	2
	Retrenchment costs	—	—	—	—
Total cash costs net of by-product revenue		54	42	—	95
	Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies		54	42	—	95

Gold produced - oz (000)(2)		49	37	—	86

Total cash costs per unit - $/oz(3)		1,087	1,137	—	1,107

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	76	636
By-product revenue	—	(23)
Realised gain (loss) on other commodity contracts	—	1
Amortisation of tangible and intangible assets	(24)	(135)
Adjusted for decommissioning amortisation	—	—
Lease payment sustaining	—	13
Corporate administration and marketing related to current operations	—	16
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	5
Total sustaining capital expenditure	14	82
Amortisation relating to inventory	—	—
All-in sustaining costs	67	595
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	67	581

All-in sustaining costs	67	595
Non-sustaining Project capex	—	90
Non-sustaining lease payments	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	1	23
Care and maintenance costs	—	—
Corporate and social responsibility costs not related to current operations	(6)	14
Other provisions	—	—
All-in costs	62	722
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(14)
All-in costs adjusted for non-controlling interests and non-gold producing companies	62	708

Gold sold - oz (000)(2)	88	546
		—
All-in sustaining cost per unit - $/oz(3)	763	1,063
All-in cost per unit - $/oz(3)	704	1,296

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2020

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	76	636
By-product revenue	—	(23)
Inventory change	1	(17)
Amortisation of intangible assets	—	—
Amortisation of tangible assets	(24)	(135)
Rehabilitation and other non-cash costs	(1)	(29)
Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	52	431
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(13)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	52	418

Gold produced - oz (000)(2)	91	520

Total cash costs per unit - $/oz(3)	583	806

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(3)
By-product revenue	—
Realised gain (loss) on other commodity contracts	—
Amortisation of tangible and intangible assets	(1)
Adjusted for decommissioning amortisation	—
Lease payment sustaining	1
Corporate administration and marketing related to current operations	20
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	—
Amortisation relating to inventory	—
All-in sustaining costs	17
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	16

All-in sustaining costs	17
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Corporate and social responsibility costs not related to current operations	2
Other provisions	—
All-in costs	19
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	18

Gold sold - oz (000)(2)	—
—
All-in sustaining cost per unit - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Total cash costs
Cost of sales per segmental information(4)	(3)
By-product revenue	—
Inventory change	—
Amortisation of intangible assets	—
Amortisation of tangible assets	(1)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	(4)

Gold produced - oz (000) (2)	—
—
Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint Ventures	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	86	12	13	111	56	4	78	136	1	275
By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(33)	(1)	(1)	(35)	(11)	—	(7)	(25)	(1)	(44)
Adjusted for decommissioning amortisation	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	—	—	—	—	5	—	5
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	—	—	2	2	—	4
Total sustaining capital expenditure	10	—	—	10	5	—	2	14	—	21
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	63	11	12	86	50	4	74	132	—	260
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(11)	—	—	(11)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	63	11	12	86	50	4	63	132	—	249

All-in sustaining costs	63	11	12	86	50	4	74	132	—	260
Non-sustaining Project capex	1	—	(3)	(2)	—	32	2	—	—	34
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	—	—	—	—
Care and maintenance costs	—	—	—	—	—	8	—	—	—	8
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	—	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	64	11	9	84	50	44	76	132	—	302
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(11)	—	—	(11)
All-in costs adjusted for non-controlling interests and non-gold producing companies	64	11	9	84	50	44	65	132	—	291

Gold sold - oz (000)(2)	90	10	12	111	64	—	54	117	—	234
	—	—	—	—	—	—	—	—	—	—
All-in sustaining cost per unit - $/oz(3)	704	1,198	924	770	787	—	1,162	1,132	—	1,063
All-in cost per unit - $/oz(3)	715	1,198	749	760	788	—	1,198	1,132	—	1,243

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint ventures	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	86	12	13	111	56	4	78	136	1	275
By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)
Inventory change	2	—	—	2	1	—	(5)	(7)	—	(11)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(33)	(1)	(1)	(35)	(11)	—	(7)	(25)	(1)	(44)
Rehabilitation and other non-cash costs	(1)	—	—	(1)	(1)	(4)	(2)	(2)	—	(9)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	54	11	11	76	45	—	63	102	—	210
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(9)	—	—	(9)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	54	11	11	76	45	—	54	102	—	201

Gold produced - oz (000) (2)	93	10	12	115	64	—	49	109	—	223

Total cash costs per unit - $/oz(3)	575	1,181	927	663	693	—	1,078	939	—	900

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	76	70	5	151	55	90	26	—	171
By-product revenue	—	—	—	—	(12)	(6)	—	—	(18)
Realised gain (loss) on other commodity contracts
Amortisation of tangible and intangible assets	(12)	(25)	(4)	(41)	(10)	(24)	(8)	—	(42)
Adjusted for decommissioning amortisation	—	—	—	1	1	1	—	—	2
Lease payment sustaining	—	—	5	5	—	1	—	—	1
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	—	1	2	—	3
Total sustaining capital expenditure	11	15	—	26	7	20	7	—	34
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	79	60	7	146	41	83	27	—	151
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(3)	—	—	—	(3)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	79	60	7	146	38	83	27	—	148

All-in sustaining costs	79	60	7	146	41	83	27	1	151
Non-sustaining exploration and study costs	—	1	—	1	—	—	—	3	3
Non-sustaining lease payments
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	4	4	—	—	—	10	11
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	2	—	—	2
Other provisions
All-in costs	79	61	11	151	41	85	27	14	167
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(3)	—	—	—	(3)
All-in costs adjusted for non-controlling interests and non-gold producing companies	79	61	11	151	38	85	27	14	164

Gold sold - oz (000) (2)	75	82	—	156	45	83	24	—	153
	—	—	—	—	—	—	—	—	—
All-in sustaining cost per unit - $/oz (3)	1,060	729	—	919	823	1,000	1,101	—	967
All-in cost per unit - $/oz (3)	1,060	740	—	953	824	1,025	1,090	—	1,068

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	76	70	5	151	55	90	26	—	171
By-product revenue	—	—	—	—	(12)	(6)	—	—	(18)
Inventory change	(3)	3	—	—	9	4	2	—	15
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(12)	(25)	(4)	(41)	(10)	(24)	(8)	—	(42)
Rehabilitation and other non-cash costs	—	—	—	—	(3)	(1)	(1)	—	(5)
Retrenchment costs	—	—	—	—	—	(1)	—	—	(1)
Total cash costs net of by-product revenue	61	48	1	110	39	62	19	—	120
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(3)	—	—	—	(3)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	61	48	1	110	36	62	19	—	118

Gold produced - oz (000) (2)	72	86	—	158	52	86	26	—	165
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	854	541	—	687	677	733	736	—	719

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	67	44	1	112
By-product revenue	—	—	—	—
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	(11)	(4)	—	(15)
Adjusted for decommissioning amortisation	—	—	—	—
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	(1)	(1)
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	12	2	—	13
Amortisation relating to inventory	—	(1)	—	(1)
All-in sustaining costs	68	40	—	109
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	68	40	—	109

All-in sustaining costs	68	40	—	109
Non-sustaining Project capex	1	—	—	1
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance	—	—	9	9
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	69	40	9	118
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	69	40	9	118

Gold sold - oz (000)(2)	52	38	—	91
	—	—	—	—
All-in sustaining cost per unit - $/oz(3)	1,304	1,051	—	1,197
All-in cost per unit - $/oz(3)	1,319	1,051	—	1,303

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
Total cash costs
Cost of sales per segmental information(4)	67	44	1	112
By-product revenue	—	—	—	—
Inventory change	—	(1)	—	(1)
Amortisation of intangible assets	—	—	—	—
Amortisation of tangible assets	(11)	(4)	—	(15)
Rehabilitation and other non-cash costs	—	—	(1)	(1)
Retrenchment costs	—	—	—	—
Total cash costs net of by-product revenue	56	38	—	95
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	56	38	—	95

Gold produced - oz (000)(2)	53	39	—	91
	—	—	—	—
Total cash costs per unit - $/oz(3)	1,073	987	—	1,036

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	111	594
By product revenue	—	(19)
Realised gain (loss) on other commodity contracts	—	—
Amortisation of tangible and intangible assets	(35)	(128)
Adjusted for decommissioning amortisation	—	3
Lease payment sustaining	—	12
Corporate administration and marketing related to current operations	—	20
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	11
Total sustaining capital expenditure	10	81
Amortisation relating to inventory	—	—
All-in sustaining costs	86	574
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	86	559

All-in sustaining costs	86	574
Non-sustaining Project capex	(2)	38
Non-sustaining lease payments	—	—
Technology improvements	—	—
Non-sustaining exploration and study costs	—	15
Care and maintenance costs	—	8
Corporate and social responsibility costs not related to current operations	—	4
Other provisions	—	—
All-in costs	84	639
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(14)
All-in costs adjusted for non-controlling interests and non-gold producing companies	84	625

Gold sold - oz (000)(2)	111	544

All-in sustaining cost per unit - $/oz(3)	770	1,027
All-in cost per unit - $/oz(3)	760	1,147

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the quarter ended 31 March 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	111	594
By-product revenue	—	(19)
Inventory change	2	4
Amortisation of intangible assets	—	—
Amortisation of tangible assets	(35)	(128)
Rehabilitation and other non-cash costs	(1)	(13)
Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	76	437
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	76	425

Gold produced - oz (000)(2)	115	546

Total cash costs per unit - $/oz(3)	663	777

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Realised gain (loss) on other commodity contracts	—
Amortisation of tangible and intangible assets	(3)
Adjusted for decommissioning amortisation	(1)
Lease payment	5
Corporate administration and marketing related to current operations	82
Inventory writedown to net realisable value and other stockpile adjustments	—
Sustaining exploration and study costs	1
Total sustaining capital expenditure	—
Amortisation relating to inventory	—
All-in sustaining costs	83
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82

All-in sustaining costs	83
Non-sustaining Project capex	—
Non-sustaining lease payments	—
Technology improvements	—
Non-sustaining exploration and study costs	(1)
Care and maintenance costs	—
Corporate and social responsibility costs not related to current operations	7
Other provisions	2
All-in costs	91
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	90

Gold sold - oz (000)(2)	—
—
All-in sustaining cost - $/oz(3)	—
All-in cost per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
Cash costs
Cost of sales per segmental information(4)	(1)
By-product revenue	—
Inventory change	4
Amortisation of intangible assets	—
Amortisation of tangible assets	(3)
Rehabilitation and other non-cash costs	—
Retrenchment costs	—
Total cash costs net of by-product revenue	1
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	1

Gold produced - oz (000) (2)	—

Total cash costs per unit - $/oz(3)	—

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.
(5)	Corporate includes non-gold producing subsidiaries.

Rounding of figures may result in computational differences.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint Ventures	GHANA		GUINEA	TANZANIA	Continental Africa other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
All-in sustaining costs
Cost of sales per segmental information(4)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Adjusted for decommissioning amortisation	1	1	—	2	1	—	—	3	1	4
Lease payment sustaining	—	—	—	—	—	—	—	19	—	19
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	—	—	—	—	3	—	3	6	(1)	12
Total sustaining capital expenditure	46	—	—	46	16	—	15	75	—	107
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—	—
All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(44)	—	—	(44)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	254	34	50	338	249	—	251	540	(1)	1,039

All-in sustaining costs	254	34	50	338	249	—	295	540	(1)	1,083
Non-sustaining Project capex	5	—	—	5	—	246	6	—	—	252
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1
Technology improvements	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	—	—	4	1	—	4	4	1	10
Care and maintenance costs	—	—	—	—	—	48	—	—	(1)	47
Corporate and social responsibility costs not related to current operations	1	—	—	—	2	—	9	—	—	11
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	265	34	49	347	252	294	314	545	(1)	1,404
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	—	(47)	—	—	(47)
All-in costs adjusted for non-controlling interests and non-gold producing companies	265	34	49	347	252	294	267	545	(1)	1,357

Gold sold - oz (000)(2)	362	28	52	442	280	—	213	604	—	1,096

All-in sustaining cost - $/oz(3)	704	1,237	956	767	890	—	1,176	894	—	947
All-in cost per unit - $/oz(3)	734	1,237	930	785	900	—	1,252	903	—	1,237

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Operations in Continental Africa (DRC, Mali, Ghana, Guinea and Tanzania)
(in $ millions, except as otherwise noted)

	DRC	MALI		Joint ventures	GHANA		GUINEA	TANZANIA	Continental Africa Other	SUBSIDIARIES
	Kibali	Morila	Sadiola		Iduapriem	Obuasi	Siguiri	Geita
Total cash costs
Cost of sales per segmental information(4)	338	36	54	428	288	—	315	571	(1)	1,173
By-product revenue	(1)	—	—	(1)	(1)	—	—	(1)	—	(2)
Inventory change	4	(1)	—	3	(5)	—	1	(9)	1	(12)
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(130)	(3)	(4)	(137)	(58)	—	(38)	(133)	(1)	(230)
Rehabilitation and other non-cash costs	(1)	1	—	(1)	—	—	(5)	(8)	(2)	(14)
Retrenchment costs	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	210	33	50	292	224	—	273	420	(2)	915
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	—	(41)	—	—	(41)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	210	33	50	292	224	—	232	420	(2)	874

Gold produced - oz (000) (2)	366	27	51	445	275	—	213	604	—	1,091

Total cash costs per unit - $/oz(3)	572	1,205	966	657	815	—	1,091	695	—	801

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
All-in sustaining costs
Cost of sales per segmental information(4)	318	297	17	632	274	417	130	1	822
By-product revenue	—	(2)	—	(3)	(61)	(20)	—	(1)	(81)
Realised gain (loss) on other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible and intangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Adjusted for decommissioning amortisation	2	—	—	2	(3)	(3)	—	2	(5)
Lease payment sustaining	8	4	8	20	—	7	—	—	7
Corporate administration and marketing related to current operations	—	—	—	—	—	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	—	—	—	—	—	—	—	—
Sustaining exploration and study costs	4	—	—	4	1	8	5	—	14
Total sustaining capital expenditure	43	83	—	126	33	91	34	—	157
Amortisation relating to inventory	—	—	—	—	—	—	—	—	—
All-in sustaining costs	319	271	18	609	204	397	136	2	737
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	319	271	18	609	189	397	136	2	722

All-in sustaining costs	319	271	18	609	204	397	136	2	737
Non-sustaining exploration and study costs	—	23	—	23	—	—	—	38	38
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—
Technology improvements	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	5	4	18	27	1	3	1	44	49
Care and maintenance costs	—	—	—	—	—	—	—	—	—
Corporate and social responsibility costs not related to current operations	—	—	—	—	—	17	3	—	20
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	324	298	36	659	205	418	140	83	844
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(15)	—	—	—	(15)
All-in costs adjusted for non-controlling interests and non-gold producing companies	324	298	36	659	190	418	140	83	829

Gold sold - oz (000) (2)	256	358	—	614	219	358	122	—	700
	—	—	—	—	—	—	—	—	—
All-in sustaining cost - $/oz (3)	1,246	757	—	990	859	1,107	1,105	—	1,032
All-in cost per unit - $/oz (3)	1,266	830	—	1,072	863	1,164	1,141	—	1,183

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Operations in Australia and the Americas (Argentina and Brazil)
(in $ millions, except as otherwise noted)

	AUSTRALIA			TOTAL AUSTRALIA	ARGENTINA	BRAZIL		Americas other	TOTAL AMERICAS
	Sunrise Dam	Tropicana	Australia other		Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande
Total cash costs
Cost of sales per segmental information(4)	318	297	17	632	274	417	131	1	822
By-product revenue	—	(3)	—	(3)	(61)	(20)	—	(1)	(81)
Inventory change	(1)	(1)	—	(2)	3	(1)	—	—	2
Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
Amortisation of tangible assets	(56)	(111)	(7)	(173)	(40)	(103)	(34)	—	(177)
Rehabilitation and other non-cash costs	(3)	(1)	(1)	(5)	(11)	(12)	(10)	—	(33)
Retrenchment costs	—	—	—	(1)	(1)	(2)	—	(1)	(3)
Total cash costs net of by-product revenue	258	181	9	448	164	279	87	(2)	530
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(12)	—	—	—	(12)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	258	181	9	448	152	279	87	(2)	518

Gold produced - oz (000) (2)	254	360	—	614	225	362	123	—	710
	—	—	—	—	—	—	—	—	—
Total cash costs per unit - $/oz(3)	1,014	504	—	730	673	782	707	—	736

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

	Mponeng	Total Surface operations	South Africa other	Total Discontinued Operations
All-in sustaining costs
Cost of sales per segmental information(4)	287	189	3	479
By-product revenue	—	—	—	(1)
Realised gain (loss) on other commodity contracts	—	—	—	—
Amortisation of tangible and intangible assets	(47)	(13)	(1)	(61)
Adjusted for decommissioning amortisation	—	—	—	1
Lease payment sustaining	—	—	—	—
Corporate administration and marketing related to current operations	—	—	—	—
Inventory writedown to net realisable value and other stockpile adjustments	—	(3)	(3)	(6)
Sustaining exploration and study costs	—	—	—	—
Total sustaining capital expenditure	47	7	3	57
Amortisation relating to inventory	—	—	—	—
All-in sustaining costs	287	180	2	469
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	287	180	2	469

All-in sustaining costs	287	180	2	469
Non-sustaining Project capex	2	—	—	2
Non-sustaining lease payments	—	—	—	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—
Care and maintenance costs	—	—	42	42
Corporate and social responsibility costs not related to current operations	—	—	—	—
Other provisions	—	—	—	—
All-in costs	289	180	44	513
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	289	180	44	513

Gold sold - oz (000)(2)	242	172	—	414
	—	—	—	—
All-in sustaining cost - $/oz(3)	1,186	1,043	—	1,132
All-in cost per unit - $/oz(3)	1,197	1,043	—	1,240

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.
Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

Operations in South Africa
(in $ millions, except as otherwise noted)

		Mponeng	Total Surface operations	South Africa other	Total Discontinued operations
Cash costs
	Cost of sales per segmental information(4)	287	189	3	479
	By-product revenue	—	—	—	(1)
	Inventory change	3	(1)	—	2
	Amortisation of intangible assets	—	—	—	—
	Amortisation of tangible assets	(47)	(13)	(1)	(61)
	Rehabilitation and other non-cash costs	(2)	(2)	(2)	(6)
	Retrenchment costs	(2)	—	—	(2)
Total cash costs net of by-product revenue		239	173	—	411
	Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies		239	173	—	411

Gold produced - oz (000)(2)		244	175	—	419

Total cash costs per unit - $/oz(3)		976	987	—	981

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)
In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

All-in sustaining costs
Cost of sales per segmental information(4)	428	2,626
By-product revenue	(1)	(86)
Realised gain (loss) on other commodity contracts	—	—
Amortisation of tangible and intangible assets	(137)	(583)
Adjusted for decommissioning amortisation	2	1
Lease payment sustainng	—	51
Corporate administration and marketing related to current operations	—	82
Inventory writedown to net realisable value and other stockpile adjustments	—	—
Sustaining exploration and study costs	—	31
Total sustaining capital expenditure	46	390
Amortisation relating to inventory	—	—
All-in sustaining costs	338	2,512
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(60)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	338	2,452
	—
All-in sustaining costs	338	2,512
Non-sustaining Project capex	5	313
Non-sustaining lease payments	—	1
Technology improvements	—	—
Non-sustaining exploration and study costs	4	85
Care and maintenance costs	—	47
Corporate and social responsibility costs not related to current operations	—	38
Other provisions	—	2
All-in costs	347	2,998
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(62)
All-in costs adjusted for non-controlling interests and non-gold producing companies	347	2,936

Gold sold - oz (000)(2)	442	2,410
	—	—
All-in sustaining cost per unit - $/oz(3)	767	1,017
All-in cost per unit - $/oz(3)	785	1,218

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)	In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.
(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

For the year ended 31 December 2019

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES EXCLUDING DISCONTINUED OPERATIONS

Total cash costs
Cost of sales per segmental information(4)	428	2,626
By-product revenue	(1)	(86)
Inventory change	3	(5)
Amortisation of intangible assets	—	—
Amortisation of tangible assets	(137)	(583)
Rehabilitation and other non-cash costs	(1)	(53)
Retrenchment costs	—	(4)
Total cash costs net of by-product revenue	292	1,895
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	(53)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	292	1,841

Gold produced - oz (000)(2)	445	2,415

Total cash costs per unit - $/oz(3)	657	763

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable portion (excluding pre-production ounces).
(3)	In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.
(4)	Refer to Segmental reporting.

Rounding of figures may result in computational differences.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Other information - Exchange rates

	Mar	Dec
	2020	2019
	Unaudited	Unaudited

ZAR/USD average for the year to date	15.39	14.44
ZAR/USD average for the quarter	15.39	14.71
ZAR/USD closing	17.84	13.99

AUD/USD average for the year to date	1.52	1.44
AUD/USD average for the quarter	1.52	1.46
AUD/USD closing	1.63	1.42

BRL/USD average for the year to date	4.46	3.94
BRL/USD average for the quarter	4.46	4.12
BRL/USD closing	5.20	4.03

ARS/USD average for the year to date	61.56	48.29
ARS/USD average for the quarter	61.56	59.35
ARS/USD closing	64.47	59.90

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
NVB Magubane^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
ME Sanz Perez
Executive Vice President
General Counsel, Compliance and Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this Report on Form 6-K. References herein to the Company's website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Condensed Consolidated Financial Statements for the quarter ended 31 March 2020 - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 5, 2020 By: /s/ ME SANZ PEREZ_

Name: ME Sanz Perez
Title: Executive Vice President – General Counsel, Compliance and Company Secretary